KANGE CORP.

                     848 N. RAINBOW BLVD #3435  LAS VEGAS, NV  89107

May 16, 2014

Mr. Jeff Kauten and Mr. Jan Woo

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: Kange Corp

Registration Statement on Form S-1

Filed on: February 21, 2014

     File No. 333- 194055

Dear Mr. Woo and Mr. Kauten,

We received your letter dated April 24, 2014, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 21, 2014:

General

1.

Please update your financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

We have revised to update our financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

2. We note your response to prior comment 1 but continue to believe that you may be a shell company as defined in Rule 405. The definition of a shell company does not turn on the company's active pursuit of its business plan, but rather on the nature and size of its business operations and assets. In this regard, we note that you have no revenues to date, nominal assets in cash only, nominal expenses relating to business licenses and permits, and that significant steps remain to commence the operation of your business and to launch your mobile application. Accordingly, please revise your disclosure throughout the registration statement to state that you are a shell company.

We have revised to disclose in the cover page that the company is a shell company: “We are a “shell company” within the meaning of Rule 405, promulgated pursuant to Securities Act, because we have nominal assets and nominal operations.  Accordingly, the securities sold in this offering can only be resold through registration under Section 5 the Securities Act of 1933, Section 4(1), if available, for non-affiliates or by meeting the conditions of Rule 144(i).  A holder of our securities may not rely on the safe harbor from being deemed statutory underwriter under Section 2(11) of the Securities Act, as provided by Rule 144, to resell his or her securities. Only after we (i) are not a shell company, and (ii) have filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months (or for such shorter period that we may be required to file such reports and materials, other than Form 8-K reports); and have filed current “Form 10 information” with the SEC reflecting our status as an entity that is no longer a shell company for a period of not less than 12 months, can our securities be resold pursuant to Rule 144.  “Form 10 information” is, generally speaking, the same type of information as we are required to disclose in this prospectus, but without an offering of securities.  These circumstances regarding how Rule 144 applies to shell companies may hinder your resale of your shares of the Company.”

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We have also revised to add an additional risk factor: “BECAUSE WE ARE A “SHELL COMPANY”, THE HOLDERS OF OUR RESTRICTED SECURITIES WILL NOT BE ABLE TO SELL THEIR SECURITIES IN RELIANCE ON RULE 144, UNTIL WE CEASE BEING A “SHELL COMPANY”.

We are a “shell company” as that term is defined by the applicable federal securities laws.  Specifically, because of the nature and amount of our assets and our very limited operations, pursuant to applicable federal rules, we are considered a “shell company”.  Applicable provisions of Rule 144 specify that during that time that we are a “shell company” and for a period of one year thereafter, holders of our restricted securities cannot sell those securities in reliance on Rule 144.  This restriction may have potential adverse effects on future efforts to form capital. One year after we cease being a shell company, assuming we are current in our reporting requirements with the Securities and Exchange Commission, holders of our restricted securities may then sell those securities in reliance on Rule 144 (provided, however, those holders satisfy all of the applicable requirements of that rule).  For us to cease being a “shell company” we must have more than nominal operations and more that nominal assets or assets which do not consist solely of cash or cash equivalents. potential adverse effects that these restrictions may have on future efforts to form capital.”

3. We note your response to prior comment 2 and reissue the comment. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution to identify your selling shareholders as underwriters and state that the offering price of the shares being sold must be fixed for the duration of the offering.

We have revised and made multiple revisions to the Form S-1 to identify the Selling Stockholders as “underwriters” and clarify that the Shares are to be sold at a fixed price of $0.02 per share.  Please see:

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Prospectus Cover, page 4;

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Prospectus summary page 7:

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Selling Stockholders, page 17;

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Plan of Distribution, page 19;

“We are currently in the development stage and have nominal operations and minimal assets, which makes us a “shell company” as defined in Rule 12b-2 of the Exchange Act, as amended.  Because we are considered a shell company, the Selling Stockholders in this offering are deemed to be engaged in a distribution of our common stock and are therefore considered to be “underwriters” within the meaning of the Securities Act and with respect to the sale of the shares they are offering through this prospectus.

The Selling Stockholders identified in this prospectus on page 15 are offering their Shares of our common stock at a fixed price of $0.02 per share in accordance with the terms described under “Plan of Distribution” on page 16 of this prospectus.”

Risk Factors

Risks Associated to our Business

If we are unable to generate a substantial customer base for our products…, page 10

4. We note your response to prior comment 6 and reissue the comment. The second sentence of this risk factor continues to describe your nutritional supplements. Please revise or advise.

We have revised to delete the erroneous statement and replace it by: “mobile application”.

Because our sole officer and director has outside business activities…, page 11

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5. We note you state on page 31 that Mr. Brakin is the president of EvroStroy. If accurate, please include disclosure of that outside business activity in this risk factor. Discuss the location of EvroStroy in this risk factor and in the biography of Mr. Brakin on page 30.

We have revised to discuss the location of EvroStroy in the biography: “ located in Tartu, Estonia”…..additionally we added we revised to add a risk factor:

BECAUSE OUR SOLE OFFICER AND DIRECTOR HAS OTHER BUSINESS INTERESTS, HE MAY NOT BE ABLE OR WILLING TO DEVOTE A SUFFICIENT AMOUNT OF TIME TO OUR BUSINESS OPERATIONS, CAUSING OUR BUSINESS TO FAIL.

Our sole Chief Executive Officer and director, Mr. Dmitri Brakin, will only be devoting limited time to our operations. Mr. Brakin intends to devote approximately 25 hours/week of his business time to our affairs. Because our sole officer and director will only be devoting limited time to our operations, our operations may be sporadic and occur at times which are convenient to him. As a result, operations may be periodically interrupted or suspended which could result in a lack of revenues and a possible cessation of operations. It is possible that the demands on Dmitri Brakin from his other obligations such as EvroStroy, where he is also the president, could increase with the result that he would no longer be able to devote sufficient time to the management of Kange Corp. In addition, Mr. Brakin may not possess sufficient time for our business if the demands of managing our business increase substantially beyond current levels.

Description of Business

Distribution, page 22

6. Please refer to prior comment 8 and remove the statement that a portion of the offering proceeds will go towards developing your website. This statement is not appropriate in the context of a resale registration statement.

We have revised to delete that statement.

Management’s Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 30

7. Your disclosure that you will be able to conduct planned operations for 8 months using the $14,641 of available cash appears inconsistent with your statement on page 29 that you have budgeted expenses totaling at least $40,000 in the next twelve months. Please advise.

We have revised to change the statement on page 29 and also on page 21 to:” approximately $30,000 in the next twelve months, with most of our expenses coming out in the last quarter”.

Certain Relationships and Related Party Transactions, page 33

8. We note your response to prior comment 12. Please revise to disclose the material terms of the loan with Mr. Brakin in this section. Also, revise the exhibit index to reflect the addition of the description of the loan from Mr. Brakin to Kange Corp.

We have revised to add: “capital for a total of $1,178. The loan is unsecured, bears no interest and is due on demand”. We have also revised to add in the exhibits section: “Verbal Agreement executed: description of material loan from Mr.Brakin to Kange Corp.”

Exhibits

9. Please include an updated consent from your independent registered public accounting firm.

We have revised to include an updated consent from our independent registered public accounting firm.

This letter responds to all comments contained in your letter dated April 24, 2014.  We are requesting that your office expedite the review of this amendment as much as possible.

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Please direct your further comments or questions you may have directly to us via email at:

Attention: Dmitri Brakin

Email: kangecorp@gmail.com

Telephone: 702 475 5537

Thank you.

Sincerely,

/S/ Dmitri Brakin

Dmitri Brakin, President

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